SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549



04040225

Form 11-K
ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(X)   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the Fiscal Year ended December 30, 2002

( )   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _____ to _____

Commission File Number _____333-13000_____

A.   Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

RETIREMENT SAVINGS PLAN FOR
EMPLOYEES OF THE ICI GROUP IN PUERTO RICO
(FORMERLY THE SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES OF THE ICI GROUP IN PUERTO RICO)

(the "Plan")

c/o Law Department

ICI AMERICAS INC.

10 Finderne Avenue

Bridgewater, NJ 08807

PROCESSED

AUG 11 2004

THOMSON
FINANCIAL

B.   Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Imperial Chemical Industries PLC

9 Millbank

London SWIP 3JF

w:\Law\Gen\Tmh\11Ks\Puerto Rico RSP YE 123002.doc



REQUIRED INFORMATION

The following financial information of the Plan is submitted herewith:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits
- December 30, 2002 and 2001

Statements of Changes in Net Assets Available for Benefits
- For Year Ended December 30, 2002 and 2001

Notes to Financial Statements

Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
- December 30, 2002



RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF THE ICI GROUP IN PUERTO RICO

Financial Statements and Supplemental Schedule

December 30, 2002 and 2001

(With Report of Independent Registered Public Accounting Firm Thereon)

RETIREMENT SAVINGS PLAN FOR EMPLOYEES
OF THE ICI GROUP IN PUERTO RICO

Table of Contents



KPMG LLP
New Jersey Headquarters
150 John F. Kennedy Parkway
Short Hills, NJ 07078

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Retirement Savings Plan for Employees of the ICI Group in Puerto Rico:

We have audited the accompanying statements of net assets available for benefits of the Retirement Savings Plan for Employees of the ICI Group in Puerto Rico (formerly, the Savings and Investment Plan for Employees of the ICI Group in Puerto Rico) as of December 30, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years ended December 30, 2002 and 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2002 and 2001, and the changes in net assets available for benefits for the years ended December 30, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 17, 2004

RETIREMENT SAVINGS PLAN FOR EMPLOYEES
OF THE ICI GROUP IN PUERTO RICO

Statements of Net Assets Available for Benefits

December 30, 2002 and 2001

	2002	2001
Investments, at fair value:		
Investment in ICI Master Trust (note 5)	$ 2,660,363	2,693,074
Participant loans	349,890	379,860
Total investments	3,010,253	3,072,934
Receivables:		
Participants contributions	17,017	24,522
Employer contributions	16,177	31,395
Total receivables	33,194	55,917
Net assets available for benefits	$ 3,043,447	3,128,851

See accompanying notes to financial statements.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES
OF THE ICI GROUP IN PUERTO RICO

Statements of Changes in Net Assets Available for Benefits

Years ended December 30, 2002 and 2001

	2002	2001
Additions:		
Contributions:		
Participants	$ 268,693	252,886
Employer	151,331	146,342
Total contributions	420,024	399,228
Participant loan interest	25,171	31,151
Total additions	445,195	430,379
Deductions:		
Distributions to participants or beneficiaries	208,032	278,036
Administrative fees (note 10)	10	706
Net investment loss in Master Trust (notes 5 and 10)	322,557	243,897
Total deductions	530,599	522,639
Net decrease in assets available for benefits	(85,404)	(92,260)
Net assets available for benefits:		
Beginning of year	3,128,851	3,221,111
End of year	$ 3,043,447	3,128,851

See accompanying notes to financial statements.

3

Note to Financial Statements

December 30, 2002 and 2001

(1) Description of the Plan

(a) General

The following description of the Retirement Savings Plan for Employees of the ICI Group in Puerto Rico (formerly, the Savings and Investment Plan for Employees of the ICI Group in Puerto Rico) (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

The Plan covers non-union employees of The Glidden Company (Glidden) and ICI Paints (Puerto Rico) Inc. who reside in Puerto Rico and performed substantially all their services for either company in Puerto Rico. The plan sponsor is ICI Paints (Puerto Rico) Inc. (the Company), and Glidden is a participating employer.

The Plan is an individual account defined contribution plan. Participant accounts are credited with participant and employer contributions and are adjusted for withdrawals or distributions elected by the participant. In addition, the accounts are adjusted for an allocation of the Plan's income, expenses, and any increases or decreases in the market value of plan assets.

The Plan assets are held in trust by Banco Santander pursuant to a trust agreement between the Company and Banco Santander. All Plan assets held in trust by Banco Santander (other than Plan loans) are invested in the ICI Master Trust. Fidelity Management Trust Company is the Trustee of the ICI Master Trust, which holds the assets of a number of defined contribution plans sponsored by subsidiaries and affiliates of ICI American Holdings Inc.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b) Background

The Savings and Investment Plan For Employees of the ICI Group in Puerto Rico was spun off from the Retirement Savings and Investment Plan of ICI Paints and established as a separate plan on July 1, 2000. Effective January 1, 2002, the Plan was renamed the Retirement Savings Plan For Employees of the ICI Group in Puerto Rico.

(c) Contributions

Eligible employees can contribute up to 10% of compensation on a pre-tax basis through monthly payroll deductions, subject to relevant Internal Revenue Code of Puerto Rico (PR Code) limitations. Before-tax contributions made to the Plan are matched by the Company on a dollar-for-dollar basis up to the first 3% of a participant's contributions. Eligible employees may also contribute up to 10% of eligible compensation on an after-tax basis.

The Company may also contribute an additional "Make Up Matching" contribution to eligible participants of the Plan. The Plan Administrator first determines the matching contributions made to the participant's account during the plan year. The Plan Administrator then determines the hypothetical year end match based upon the participant's total before-tax contributions for the year and his/her eligible compensation for the portion of the plan year in which the participant was eligible to participate in the Plan up to a

4 (Continued)

maximum of 3% of eligible compensation. The difference, if any, between the actual before tax matching contribution and the hypothetical year end match is the "Make Up Matching" contribution.

Effective April 1, 2002, a participant who is not eligible to participate in a defined benefit pension plan of the ICI Group will be eligible for a Retirement Contribution unless (i) he agrees in writing that he is not eligible or (ii) he is a member of a collectively bargaining unit that has not negotiated the Retirement Contribution. The Retirement Contribution is 4%. Retirement Contributions are not withdrawable prior to termination of employment, are not eligible for loans and are not counted to determine the amount available for a loan.

The Plan also provides for a discretionary Business Contribution of zero to 5% of eligible compensation in whole percentage increments. The Business Contribution is a function of the business performance of the Decorative business unit of which the Stores Division is a subunit. To date, no Business Contribution has been paid. A participant must be actively employed on the last day of the plan year to receive a Business Contribution if one is declared for a year. The Plan was amended to eliminate the Business Contribution for 2004 (e.g., based on 2003 compensation) and subsequent years.

(d) Vesting

Participants are 100% vested at all times in the value of their before-tax and after-tax contributions, the Company's matching contributions, and income or loss thereon. Retirement Contributions vest upon completion of 5 years of vesting subject to the break in service rule.

Forfeitures represent the unvested portion of employer contributions. Forfeitures result from the termination of a participant prior to becoming 100% vested in the Retirement Contribution. Forfeitures are used to offset Retirement Contributions. For the years ended December 30, 2002 and 2001, there were no forfeitures.

(e) Payment of Benefits

Prior to termination of employment and age 59-1/2, participants may withdraw their employee after-tax contributions (and related investment income (loss), if any, on such contributions) subject to Plan limitations and restrictions. After age 59-1/2, participants may elect to withdraw all or part of their account prior to termination of employment.

Upon termination of employment, or at certain later times provided under the Plan, a participant's vested account balance is distributed in a lump sum, deferred until normal retirement, or rolled over to another qualified employer-sponsored plan or individual retirement account. Participant's meeting certain criteria, as defined in the Plan, may elect installment payment options.

(f) Investment Options

Contributions and balances were invested at the election of the participant in one or more of the following funds:

- *ICI Long-Term Income Fund*

  This fund is comprised of investment contracts with insurance companies and individual bonds and bond portfolios at varying interest rates and maturities, although typically three to five years. As contracts and bonds mature, the proceeds are reinvested in one or more new contracts, bond, or bond portfolios. The fund's rate of return is a blended rate that varies based on the underlying investments.

- *Fidelity Balanced Fund*

  This fund normally invests approximately 60% of assets in stocks and other equity securities and the remainder in investment-grade bonds and other investment debt securities of both medium and high quality. The fund invests 25% of assets in fixed income senior securities including investment-grade debt securities and preferred stock. The goal of this fund is to provide income and capital growth consistent with reasonable risk.

- *Mellon Capital Asset Allocation Strategy Fund*

  The Mellon Capital Asset Allocation Strategy, which is managed by Mellon Capital Management Corporation, is invested in shares of a pooled investment portfolio in which other trusts participate, the assets of which are primarily invested in equity and fixed income securities. Such investments are made at the discretion of the fund's investment manager.

- *Fidelity Equity-Income Fund*

  This fund normally invests at least 65% of assets in income-producing equity securities, which tend to lead to investments in large-cap stocks. The fund potentially invests in other types of equity and debt securities including lower-quality debt securities. The objective of this fund is to provide reasonable income while considering the potential for capital appreciation.

- *Fidelity U.S. Equity Index Pool Fund*

  This fund invests primarily in the common stocks of the 500 companies that make up the S&P 500. The goal of this fund is to approximate the composition and total return of the Standard and Poor's 500 Index.

- *Fidelity Magellan Fund*

  This fund invests primarily in common stocks and securities convertible into common stock, but may also invest in other types of securities. The objective of this fund is to increase the value of investments over the long-term through capital appreciation.

- *Fidelity Aggressive Growth Fund*

  This fund invests primarily in common stocks of domestic and foreign issuers. The objective of this fund is to increase the value of investment over the long-term through capital appreciation.

(Continued)

- *T. Rowe Price Small-Cap Stock Fund*

This fund invests primarily in stocks of small and medium-sized companies that are believed to offer superior earnings growth or that appear to be undervalued. The objective of this fund is to provide long-term capital growth.

- *American Funds Europacific Growth Fund*

This fund's objective is long-term growth through investments primarily in common stocks (to include ADRs) of large established non-US companies. The fund also may have small investments in emerging and newly industrialized countries. There is an element of risk from exchange rate fluctuations and the action of foreign governments.

- *ICI Company Stock Fund*

Invests primarily in Imperial Chemical Industries PLC American Depositary Shares (ADSs), which are traded on the New York Stock Exchange. The rate of return results from a combination of the movement in the price of the stock and the movement in the exchange ratio of U.S. dollars to British pounds sterling. This fund has the greatest investment risk since it is invested primarily in one security.

- *Vanguard Total Bond Market Index Fund*

This fund normally invests at least 80% of assets in securities listed on the index. It attempts to keep its portfolio weightings in line with the weightings of the index.

- *Fidelity Freedom Income Fund*

This fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to a stable asset allocation strategy designed for investors already in retirement.

- *Fidelity Freedom 2010*

This fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. After reaching its target date, Freedom 2010 will become more conservative for 5-10 years, until the asset mix is approximately the same as the Freedom Income Fund. Ultimately, the funds will merge. This fund is targeted to investors expected to retire around the year 2010.

- *Fidelity Freedom 2020*

This fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. Having met its target date, Freedom 2020 will become more conservative for 5-10 years, until the asset mix is approximately the same as the Freedom Income Fund. Ultimately, the funds will merge. This fund is targeted to investors expected to retire around the year 2020.

(Continued)

- *Fidelity Freedom 2030*

  This fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds. After reaching its target date, Freedom 2030 will become more conservative for 5-10 years, until the asset mix is approximately the same as the Freedom Income Fund. Ultimately, the funds will merge. The fund is targeted to investors expected to retire around the year 2030.

- *Fidelity Freedom 2040*

  This fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds. After reaching its target date, Freedom 2040 will become more conservative for 5-10 years, until the asset mix is approximately the same as the Freedom Income Fund. Ultimately, the funds will merge. This fund is targeted to investors expected to retire around the year 2040.

For more information on investments, the prospectus of the applicable fund should be consulted.

(g) Disability

If a participant eligible for Retirement Contributions becomes disabled with less than 5 years of vesting, he or she will vest in his Retirement Contributions and earnings. If a participant eligible for Retirement Contributions becomes disabled after completing 5 years of vesting, he or she shall continue to receive Retirement Contributions until the earlier of the date he or she ceases to be disabled or age 65.

(h) Plan Mergers, Transfers, Corporation Actions

On February 4, 2002, Imperial Chemical Industries PLC (ICI) announced a rights offering. Under the rights offering, holders of 11 ICI ADSs were allowed to purchase 7 new ADSs at the price of $11.42. The rights offering was extended to participants in the Plan who had an interest in the ICI Company Stock Fund on February 26, 2002. Participants could either sell the rights real time or exercise the rights. If the rights were not exercised by March 11, 2002, the rights were sold by Fidelity through a batch process. The $11.42 exercise price held a buffer to cover currency fluctuation between the pound sterling and the U.S. dollar. Approximately $1 for each exercised right was refunded to the Plan and allocated to the applicable participant's account and then transferred to the ICI Company Stock Fund.

(2) Summary of Significant Accounting Policies

The significant accounting policies employed in the preparation of the accompanying financial statements are as follows:

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America.

(b)   *Valuation of Investments and Income Recognition*

The value of the Master Trust is based on the value of underlying securities. Securities listed on a national exchange and shares of registered investment companies are valued on the basis of year-end sales prices. Securities traded in the over-the-counter market and listed securities for which no sales were reported on that date are valued on the last reported bid price. ICI ADRs are valued at the period-end market price as quoted on the New York Stock Exchange. Fixed income contracts are valued at contract value plus interest at the contract rate (which approximates fair value). Certificates of deposit are valued at cost, which approximates market value. Short-term investments, comprised principally of money market funds, are valued at cost, which approximates market value.

The carrying values for contribution receivables approximate their fair values due to their short-term nature. Participant loans are stated at amortized cost.

Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Security transactions are recorded on the trade date. Gain or losses on securities sold are based on average cost.

(c)   *Administrative Expenses*

Generally costs and expenses incident to the administration of the Plan and the management of the trust fund, including the compensation of the trustee, are paid by the Company. The Mellon Capital investment management fees are charged to the Mellon Capital Asset Allocation Strategy Fund. Fiduciary Capital Management's investment advisory fees are charged to the ICI Long-Term Income Fund. Brokerage charges and fees incurred for purchases and sales of ICI ADRs are paid by the Company. All other brokerage charges and fees in connection with the purchase and sale of securities are included as an element of the cost of securities purchased or as a reduction in the proceeds of securities sold.

(d)   *Participants' Withdrawals*

Payments to participants for elected withdrawals and distributions are recognized as a reduction of plan assets when paid by the Trustee.

(e)   *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the making of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases during the reporting period. Actual results could differ from those estimates.

(f)   *Risk and Uncertainties*

The assets of the Plan are primarily financial instruments which are monetary in nature. Accordingly, interest rates have a more significant impact on the Plan's performance than do the effects of general levels of inflation. Interest rates generally do not move in the same direction or with the same magnitude as prices of goods and services as measured by the consumer price index. The Plan's

investments are subject to risk conditions of the individual fund investment objectives, stock markets, bond market performance, interest rates, economic conditions, exchange rates, and world affairs.

(g) *Reclassifications*

Certain amounts have been reclassified in the 2001 financial statements to conform to the current year presentation.

(3) **Loans to Plan Participants**

Loans from the Plan may only be made to participant's who are "parties in interest" within the meaning of ERISA section 3(14). A maximum of two loans may be outstanding at any time for any eligible participant. The Plan may however, accept more than two loans pursuant to a transfer of assets and liabilities or merger of plans into this Plan in accordance with Code 414(1); provided that a participant with more than two such loans may not take a loan under this Plan until all but one of such loans have been paid in full. A Participant may borrow up to the lesser of $50,000 (reduced by the highest loan balance in the preceding 12 months) or 50% of his vested account balance (excluding Retirement Contributions and earnings thereon). Loans under $500 are not permitted. Loans have a fixed rate of interest, 1% above the prime rate of interest at the origination of the loan. Loans are generally for a term of 5 years. The term of a loan for the purchase of a principal residence is up to 25 years. Participant loans granted during 2002 carried an interest rate of between 5.75% and 7.0%.

(4) **Plan Termination**

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(5) **Investments in Master Trust**

At December 30, 2002 and 2001, the Plan's investments (excluding participant loans) were held in the ICI Master Trust. Investment income and administrative expenses relating to the ICI Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan in each fund.

(Continued)

RETIREMENT SAVINGS PLAN FOR EMPLOYEES
OF THE ICI GROUP IN PUERTO RICO

Note to Financial Statements

December 30, 2002 and 2001

The following table presents the fair value of investments in the ICI Master Trust at December 30, 2002 and 2001:

	2002	2001
ICI Long-Term Income Fund	$ 301,015,875	270,837,685
Mellon Capital Asset Allocation Fund	13,919,824	19,121,140
T. Rowe Price Small Cap Stock Fund	19,779,131	17,937,908
American Funds Europacific Growth Fund	12,541,734	13,502,507
ICI Company Stock Fund	13,621,787	18,736,969
Fidelity Magellan Fund	127,169,845	178,307,555
Fidelity Equity Income Fund	47,930,282	57,750,725
Fidelity Balanced Fund	22,703,314	26,780,444
Fidelity Aggressive Growth Fund	17,746,719	28,940,010
Fidelity US Equity Index Pooled Fund	37,381,854	52,267,493
Vanguard Total Bond Market Index Fund	10,395,221	—
Fidelity Freedom Income Fund	567,931	—
Fidelity Freedom 2010	772,138	—
Fidelity Freedom 2020	723,193	—
Fidelity Freedom 2030	231,743	—
Fidelity Retirement Money Market	174,522	—
Fidelity Freedom 2040	73,741	—
	$ 626,748,854	684,182,436
Plan's proportionate share	0.4%	0.4%

11 (Continued)

Net (decrease) increase in fair value by investment for the years ended December 30, 2002 and 2001 is as follows:

	2002	2001
ICI Long-Term Income Fund	$ 30,178,190	14,776,936
Mellon Capital Asset Allocation Fund	(5,201,316)	(3,367,337)
T. Rowe Price Small Cap Stock Fund	1,841,223	3,909,495
American Funds Europacific Growth Fund	(960,773)	(3,969,617)
ICI Company Stock Fund	(5,115,182)	(12,051,742)
Fidelity Magellan Fund	(51,137,710)	(46,179,446)
Fidelity Equity Income Fund	(9,820,443)	(5,268,026)
Fidelity Balanced Fund	(4,077,130)	3,601,325
Fidelity Aggressive Growth Fund	(11,193,291)	(25,461,127)
Fidelity US Equity Index Pooled Fund	(14,885,639)	(14,298,249)
Vanguard Total Bond Market Index Fund	10,395,221	—
Fidelity Freedom Income Fund	567,931	—
Fidelity Freedom 2010	772,138	—
Fidelity Freedom 2020	723,193	—
Fidelity Freedom 2030	231,743	—
Fidelity Retirement Money Market	174,522	—
Fidelity Freedom 2040	73,741	—
Total net decrease in fair value of investments	$ (57,433,582)	(88,307,788)

Net investment loss in the ICI Master Trust for the years ended December 30, 2002 and 2001 is as follows:

	2002	2001
Investment loss:		
Interest income and dividends	$ 26,194,181	24,385,936
Net depreciation in fair value of stock funds	(7,693,564)	(8,365,588)
Net depreciation in fair value of mutual funds	(93,307,912)	(67,197,128)
	$ (74,807,295)	(51,176,780)
Plan's proportionate share	0. 4%	0.5%

The Plan's proportionate share is affected by the extent of its participation in certain individual funds included in the ICI Master Trust.

(6)   Related-Party Transactions

At December 30, 2002 and 2001, the Plan had a 0.29% and 0.43%, respectively, beneficial interest in the ICI Company Stock Fund (an investment fund of the ICI Master Trust), which holds ICI ADRs as its principal investment.

(7)   Puerto Rico Income Tax Status

The Company filed a request for a tax determination letter in Puerto Rico on May 8, 2003. During 2001 and 2002, the Company believes that the Plan currently was designed and operated in compliance with the applicable requirements of the Puerto Rico Revenue Code. The Company received a favorable determination letter from the Puerto Rico Department of Revenue dated February 17, 2004.

(8)   Commitments and Contingencies

The Plan is subject to reporting under the Securities Exchange Act of 1934 which requires the Plan to file an annual report on Form 11-K within 180 days of the end of the Plan's fiscal year. As of the date of this report, the Plan has not made the filing for the 2002 plan year.

(9)   Subsequent Events

On February 3, 2003, the Delaware Trends Fund was added as a Plan investment option. Delaware Trends is a growth mutual fund that invests primarily in common stocks of emerging growth-oriented domestic and foreign companies. The objective of the fund is to increase the value of investment through capital growth.

The Fidelity Aggressive Growth Fund was closed to new contributions and exchanges effective February 3, 2003. Monies invested in the Fidelity Aggressive Growth Fund on February 3, 2003 may remain in the fund until the fund is closed or exchanged out. The Employee Benefits Investment Committee of ICI American Holdings Inc. is monitoring the performance of the fund but had not made a decision to close the fund as of the date of this report.

Effective January 1, 2004, the plan year was changed to the calendar year. December 31, 2003 will be a one day plan year.

(10)   Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net investment loss of Master Trust and administrative fees per the financial statements to the Form 5500 as of December 30, 2002.

		2002
Net investment loss of Master Trust, per financial statements	$	(322,557)
Administrative fees, per financial statements		(10)
Net investment loss from master trust investment accounts, per Form 5500	$	(322,567)

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF THE ICI GROUP IN PUERTO RICO

Schedule H, Line 4(i) - Schedule of Assets
(Held at End of Year)

December 30, 2002

Issuer	Description of investment	Cost	Current value
* Participant loans	Interest rates ranging from 5.75% to 10.5%	$ 0	$ 349,890
		$ 0	$ 349,890

*Party-in-interest, not prohibited by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Retirement Savings Plan For Employees
of the ICI Group In Puerto Rico

Date: August 6, 2004   By: *Thomas M Hedrard*
                                             Designated Representative

EXHIBIT INDEX

(1)   Consent of KPMG LLP, independent registered public accounting firm.

Consent of Independent Registered Public Accounting Firm

Employee Benefits Investment Committee
ICI America Holdings Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-13000) on Form S-8 of Imperial Chemical Industries PLC of our report dated February 17, 2004, with respect to the statements of net assets available for benefits of the Retirement Savings Plan for Employees of the ICI Group in Puerto Rico (formerly the Savings and Investment Plan for Employees of the ICI Group in Puerto Rico) as of December 30, 2002 and 2001, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of schedule H, line 4i – schedule of assets (held at end of year) as of December 30, 2002, which report appears in the December 30, 2002 annual report on Form 11-K of the Retirement Savings Plan for Employees of the ICI Group in Puerto Rico.

KPMG LLP

Short Hills, New Jersey
August 5, 2004